CUSIP No. 235906104


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                           DAMEN FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    235906104
                                 (CUSIP Number)

                                 Paul J. Duggan
                          Jackson Boulevard Fund, Ltd.
                                  53 W. Jackson
                             Chicago, Illinois 60604
                                 (312) 294-6440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Paul J. Duggan

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [  ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       246,400 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             116,000 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              246,400 shares

                  10   Shared Dispositive Power
                       116,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             362,400 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             12.2%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Jackson Boulevard Capital Management, Ltd.

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [  ]

   6    Citizenship or Place of Organization
             Illinois

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             116,000 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       116,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             116,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             3.9%

   14   Type of Reporting Person
             CO

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Jackson Boulevard Equities, L.P.

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [  ]

   6    Citizenship or Place of Organization
             Illinois

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             56,622 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       56,622 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             56,622 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             1.9%

   14   Type of Reporting Person
             PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Jackson Boulevard Investments, L.P.

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              []

   6    Citizenship or Place of Organization
             Illinois

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             29,578 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       29,578 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             29,578 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             1.0%

   14   Type of Reporting Person
             PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Jackson Offshore Fund, Ltd.

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO


   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              []

   6    Citizenship or Place of Organization
             Tortolla, British Virgin Islands

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             29,800 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       29,800 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             29,800 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             1.0%

   14   Type of Reporting Person
             CO

             This is Amendment No. 6 to the Schedule 13D filed jointly by Paul J. Duggan, Jackson Boulevard Capital Management, Ltd. (formerly known as Jackson Boulevard Fund, Ltd.) ("Jackson Capital"), Jackson Boulevard Equities, L.P. ("Jackson Equities"), Jackson Boulevard Investments, L.P. ("Jackson Investments") and (as of this Amendment No. 6) Jackson Offshore Fund, Ltd. ("Jackson Offshore") (collectively, the "Group") on October 10, 1995 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of Damen Financial Corporation (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

           Item 1.     Security and Issuer

             This Schedule 13D is being filed jointly by Paul J. Duggan, Jackson Capital, Jackson Equities and Jackson Investments and relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 200 West Higgins Road, Schaumburg, Illinois 60195.

           Item 2.     Identity and Background

              (a)-(c) Jackson Capital and Jackson Offshore are Illinois corporations. Jackson Equities and Jackson Investments are Illinois limited partnerships. Jackson Offshore is a Tortolla, British Virgin Islands, corporation. The address of the principal business and the principal office of Jackson Capital, Jackson Equities, and Jackson Investments is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604. The address of the principal business and the principal office of Jackson Offshore is 31 Kildare Street, Dublin 2, Ireland.

             The principal business of Jackson Capital is serving as the general partner of Jackson Equities, Jackson Investments and other investment-oriented limited partnerships. The principal business of Jackson Equities, Jackson Investments and Jackson Offshore is buying and selling securities for investments, including in particular securities related to financial industries (including banks and thrifts).

             Jackson Capital is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan is the sole stockholder, sole executive officer and sole director of Jackson Capital. Mr. Duggan controls (through Jackson Capital) all decisions regarding voting and investment of the shares of the Issuer held by Jackson Offshore. Mr. Duggan, David Blair and Peter Poole are the directors of Jackson Offshore; Mr. Blair is the managing director of Jackson Offshore. The business address of Mr. Blair and Mr. Poole is 31 Kildare Street, Dublin 2, Ireland. Mr. Blair's principal occupation is that of certified public accountant. Mr. Poole's principal occupation is that of money manager with Rathbone Management Services, a British Virgin Islands corporation. Mr. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

             Jackson Capital has a 7.7% ownership interest in Jackson Equities and a 5.1% ownership interest in Jackson Investments. Duggan is a limited partner of both Jackson Equities and Jackson Investments.

             The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

              (d)-(e) During the past five years, none of Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Offshore or Jackson Investments has been convicted in a criminal proceeding (excluding traffic violations), and none of Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Offshore or Jackson Investments has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)  Mr. Duggan is a citizen of the United States.

   Item 4.   Purpose of Transaction

             The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

             By letter dated February 3, 1997, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action, including the addition of a specific individual as a member of the Issuer's Board of Directors. A copy of that letter is attached as Exhibit 2. By letter dated December 5, 1997, Mr. Duggan wrote to the members of the Issuer's Board of Directors to advise the Issuer of his continued disappointment with the financial performance of the Issuer. The letter listed certain steps that the Issuer should implement. A copy of that letter is attached as Exhibit 3.

             By letter dated December 17, 1997, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1998 annual meeting of stockholders of the Issuer and to nominate two persons for election as directors at that meeting. A copy of that letter is attached as Exhibit
   4. By letter dated December 23, 1997, the Issuer refused to allow Mr. Duggan to present the stockholder's proposal or to nominate candidates for election to the Board of Directors. A copy of that letter is attached as
   Exhibit 5.

             By letter dated December 30, 1997, Mr. Duggan suggested an alternative stockholders' proposal. A copy of that letter is attached as
   Exhibit 6. Also by letter dated December 30, 1997, Mr. Duggan requested that the Issuer provide him with a stockholder list and certain other related materials. A copy of that letter is attached as Exhibit 7. After additional discussion and correspondence, the Issuer provided Mr. Duggan with access to stockholder list materials. Prior to the annual meeting of stockholders, Mr. Duggan also corresponded and held discussions with the Issuer regarding the inability of Mr. Duggan to vote shares held in excess of the 10% voting limitation contained in the Issuer's Certificate of Incorporation.

             By letter dated December 30, 1997, Mr. Duggan gave notice of his intent to nominate two persons for election to the Board of Directors of the Issuer. A copy of that letter is attached as Exhibit 8. By letter dated January 2, 1998, the Issuer refused to permit the presentation of a stockholder proposal by Mr. Duggan or the nomination of candidates for
   election to the Board of Directors.   A copy of that letter is attached as
   Exhibit 9. By letter of his counsel dated January 5, 1998, Mr. Duggan responded to the Issuer. A copy of that letter is attached as Exhibit 10. By letter dated January 7, 1998, the Issuer responded to the letter of Mr. Duggan's counsel. A copy of that letter is attached as Exhibit 11. The Issuer, Mr. Duggan and the other individual Mr. Duggan intended to nominate for election to the Board of Directors discussed circumstances under which Mr. Duggan would withdraw his notice of intent to nominate. A copy of a letter written by counsel to the Issuer regarding those discussions, dated January 8, 1998, is attached as Exhibit 12.

             By letter dated August 18, 1998, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1999 annual meeting of stockholders of the Issuer. A copy of that letter is attached as
   Exhibit 13. By letter dated August 24, 1998, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action. A copy of that letter is attached as Exhibit 14.

             The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

              (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equities, Jackson Investments and Jackson Offshore, Mr. Duggan beneficially owns all of the 362,400 shares of the Common Stock owned by members of the Group, constituting approximately 12.2% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (2,967,154) reported on the Issuer's Quarterly Report on Form 10-Q filed on August 14, 1998. Jackson Capital beneficially owns only the 116,000 shares held in the names of Jackson Equities, Jackson Investments and Jackson Capital, constituting approximately 3.9% of the issued and outstanding shares of the Common Stock. Jackson Equities beneficially owns only the 86,422 shares of the Common Stock it holds in its own name, constituting approximately 1.9% of the issued and outstanding shares of the Common Stock. Jackson Investments beneficially owns only the 29,578 shares of the Common Stock it holds in its own name, constituting approximately 1.0% of the issued and outstanding shares of the Common Stock. Jackson Offshore beneficially owns only the 29,800 shares of the Common Stock it holds in its own name, constituting approximately 1.0% of the issued and outstanding shares of the Common Stock. None of Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Investments or Jackson Offshore otherwise beneficially owns any shares of the Common Stock.

              (b) With respect to the shares described in (a) above, Mr. Duggan has sole voting and investment power with regard to the 246,400 shares held by Mr. Duggan. Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Investments and Jackson Offshore have shared voting and investment power with regard to the 116,000 shares held by Jackson Equities, Jackson Investments and Jackson Offshore.

             (c) On August 18, 1998, 29,800 shares of the Common Stock were distributed from Jackson Equities to Jackson Offshore.

   Item 7.   Material to be Filed as Exhibits

        No.       Description
        1         Joint Filing Agreement
        2         Letter from Paul J. Duggan to Mary Beth Poronsky Stull,
                  dated February 3, 1997.*
        3         Letter from Paul J . Duggan to the Board of Directors of
                  the Issuer, dated December 5, 1997.*
        4         Letter from Paul J . Duggan to Janine M. Poronsky, dated
                  December 17, 1997.*
        5         Letter from Janine M. Poronsky to John M. Klimek, dated
                  December 23, 1997.*
        6         Letter from Paul J . Duggan to Janine M. Poronsky, dated
                  December 30, 1997.*
        7         Letter from Paul J . Duggan to Janine M. Poronsky, dated
                  December 30, 1997.*
        8         Letter from Paul J . Duggan to Janine M. Poronsky, dated
                  December 30, 1997.*
        9         Letter from Janine M. Poronsky to John M. Klimek, dated
                  January 2, 1998.*
        10        Letter from John M. Klimek to Janine M. Poronsky, dated
                  January 5, 1998.*
        11        Letter from Janine M. Poronsky to John M. Klimek, dated
                  January 7, 1998.*
        12        Letter from Kip A. Weissman, P.C. to Vincent Cainkar, dated
                  January 8, 1998.*
        13        Letter from Paul J . Duggan to Janine M. Poronsky, dated
                  August 18, 1998.
        14        Letter from Paul J . Duggan to Mary Beth Poronsky Stull,
                  dated August 24, 1998.

   _________________
   *Filed as part of the Original 13D.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     August 25, 1998

                            /s/ Paul J. Duggan
                            Paul J. Duggan, an individual


                            Jackson Boulevard Fund, Ltd.

                                   By: /s/ Paul J. Duggan
                                     Paul J. Duggan, President


                            Jackson Boulevard Equities, L.P.

                            By:  Jackson Boulevard Fund, Ltd.,
                                    General Partner

                                   By: /s/ Paul J. Duggan
                                     Paul J. Duggan, President


                            Jackson Boulevard Investments, L.P.

                            By:  Jackson Boulevard Fund, Ltd.,
                                    General Partner

                                   By: /s/ Paul J. Duggan
                                     Paul J. Duggan, President


                            Jackson Offshore Fund, Ltd.

                                   By: /s/ Paul J. Duggan
                                     Paul J. Duggan